UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31744 / August 7, 2015

_____

In the Matter of   :
                                                                           :
Horace Mann Life Insurance Company   :
Horace Mann Life Insurance Company Separate Account   :
Horace Mann Life Insurance Company Qualified Group Annuity Separate Account :
                                                                           :
                                                                           :
                                                                           :
One Horace Mann Plaza   :
Springfield, Illinois 62715   :
                                                                           :
(812-14336)   :
_____ :

ORDER UNDER SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Horace Mann Life Insurance Company, Horace Mann Life Insurance Company Separate
Account and Horace Mann Life Insurance Company Qualified Group Annuity Separate Account
(collectively, the "Applicants") filed an application on July 25, 2014, and amended and restated
applications on January 14, 2015, and May 27, 2015. Applicants requested an order pursuant to
Section 26(c) of the Investment Company Act of 1940 (the "Act") to permit the substitutions of
shares of certain registered management investment companies with shares of certain other
registered management investment companies.

On July 13, 2015, a notice of the filing of the application was issued (Investment Company Act
Release No. 31714). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitutions are consistent with the
protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, pursuant to Section 26(c) of the Act, that the proposed substitutions for Horace Mann Life Insurance Company, et al. (File No. 812-14336) are approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

       Robert W. Errett
       Deputy Secretary